SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____)

Table of contents

•	Eni: results for the first quarter 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: April 24, 2025

Eni: results for the first quarter 2025

•	Solid Q1 ‘25 results underpinned by improved economic and financial fundamentals of the business.

•	Macro uncertainty and volatility counteracted by Company’s optionality and flexibility. Mitigation measures worth over €2 bln in 2025. Net capex now seen below €6 bln. Planned shareholders distribution confirmed.

•	Closing of 30% investment by KKR in Enilive while EIP reaches 10% investment in Plenitude, implying over €20 bln in equity value for Eni’s Transition Businesses.

•	Achieved another successful application of Eni’s dual exploration model through early monetization of Company’s flagship upstream Baleine/Congo FLNG projects in partnership with Vitol.

•	Historic agreement with Cyprus and Egypt to export Cronos gas resources to Europe via Eni infrastructure.

•	Development of world-class, financially independent E&P satellite in JV with Petronas underway to maximise the value of Eni’s large gas resources in Indonesia.

San Donato Milanese, April 24, 2025 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the first quarter 2025. Eni CEO Claudio Descalzi said:

“Our solid results in Q1 reflect our continued focus on our strategy, despite the uncertain macro-economic backdrop.  We remain financially disciplined and resolute on leveraging our competitive advantages built on exploration, proprietary technologies, and innovative business models, to deliver transformation and generate value for our shareholders.

Our outstanding exploration success continues to drive new business opportunities and value. A new financially independent upstream satellite will be created through our JV with Petronas to monetize the vast potential of our discoveries off Indonesia. Additionally, the Dual Model approach has been applied in the farm-out agreements with Vitol ahead of the monetization of our flagship Baleine and Congo FLNG projects, which are expected to generate proceeds of $2.7 bln. Our strategy of growing and creating value through our transition-related satellites is gaining momentum. Enilive and Plenitude closed additional investments and the creation of a satellite for the CCUS business is underway.

We delivered €3.7 bln of proforma adjusted EBIT, €1.4 bln of adjusted net profit and €3.4 bln of adjusted cash flow covering our gross capex of €1.9 bln and shareholders distribution. These results combined with the proceeds from our portfolio management enabled us to reduce proforma leverage to the historical level of 0.12.

Looking ahead we are well positioned to navigate the current downturn. Thanks to our high-quality, high-graded asset portfolio that provides us with significant flexibility, low cash breakeven and resilient financial structures, ensuring disciplined capital allocation and self-funded growth, we are able to optimize our spending and cash plans. As a result, we have identified over €2 bln of mitigating actions, equivalent to around 15 $/bbl of oil price sensitivity effect, and we are able to confirm our 2025 distribution policy within the context of a highly robust financial structure.”

Key operating and financial results

Q4			Q1
2024			2025	2024	% Ch.
1,716	Hydrocarbon production	kboe/d	1,647	1,741	(5)
4.1	Installed capacity from renewables at period end	GW	4.1	3.0	37
2,699	Proforma adjusted EBIT (a)	€ million	3,681	4,116	(11)
1,694	subsidiaries		2,600	3,027	(14)
1,005	main JV/Associates (b)		1,081	1,089	(1)
	Proforma adjusted EBIT (by segment) (a)
2,780	E&P		3,308	3,392	(2)
279	Global Gas & LNG Portfolio (GGP) and Power		473	353	34
133	Enilive and Plenitude		336	426	(21)
(275)	Refining and Chemicals		(334)	(53)	..
(218)	Corporate, other activities and consolidation adjustments		(102)	(2)
1,925	Adjusted net profit before taxes (a)		2,749	3,126	(12)
885	Adjusted net profit (loss) (a)(c)		1,412	1,582	(11)
230	Net profit (loss) (c)		1,172	1,211	(3)
2,889	Cash flow from operations before changes in working capital at replacement cost (a)		3,414	3,896	(12)
3,620	Net cash from operations		2,385	1,904	25
2,693	Organic capital expenditure (d)		1,885	1,990	(5)
12,175	Net borrowings before lease liabilities ex IFRS 16		10,334	12,882	(20)
55,648	Shareholders' equity including non-controlling interest		57,269	55,109	4
0.22	Leverage before lease liabilities ex IFRS 16		0.18	0.23
0.15	Proforma leverage (e)		0.12

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 18 and subsequent.
(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 22.
(c) Attributable to Eni's shareholders.
(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.
(e) Calculated including the transactions agreed but yet to be closed at the reporting date.

Strategic and financial highlights

Outstanding exploration success underpins E&P actions

•	A world-class, self-funded JV entity is being established with Petronas building on our significant gas resources in Indonesia. The JV will target a long-term production plateau of 500 kboe/d with vast upside exploration potential.

•	Farm-out agreements signed with Vitol for 30% and 25% participating interests in operated projects Baleine in Côte d'Ivoire (Eni post-closing w.i. 47.25%) and Congo LNG project in the Republic of Congo (Eni post-closing w.i. 40%). Expected proceeds of USD 2.7 bln in line with our dual exploration model.

•	Historic agreement signed with Cyprus and Egypt to exploit the sizeable gas resources of the Cronos discovery in Block 6 off Cyprus. Gas to be exported to European premium market leveraging our assets and LNG capacity in Egypt.

Consistent growth of Eni’s transition related satellites

•	Sustainable aviation fuels production plant started at the Gela biorefinery, with a capacity of 400 ktonnes/y.

•	Completed several Plenitude renewable projects in Italy, Spain and the UK.

Proprietary technologies to drive long-term growth and decarbonization.

•	Partnership with Group42 and UAE’s investment vehicle for AI signed to build a hyperscale Data Center at Eni’s hub of Ferrera Erbognone fueled by our ready to be decarbonized gas-to-power capacity.

•	Started a collaboration with the UK Atomic Energy Authority to conduct R&D activities in the field of fusion energy.

Innovative financial models and capital discipline to support further deleveraging, deliver value, and generate sustainable returns for shareholders

•	30% investment by KKR into Enilive closed, generating €3.6 bln. Closed second investment tranche of the EIP fund into Plenitude, cashing-in €0.2 bln, EIP now retains a 10% stake in Plenitude.

•	The proceeds from the monetization of Eni’s satellites and success of the Company’s dual exploration model reducing the leverage (on a proforma basis) towards 12%.

•	In Q1 ‘25, €1.2 bln of cash returned to shareholders.

Solid set of financial results in Q1’25, underpinned by consistent execution of Eni’s strategy

•	Q1 ’25 Group proforma adjusted EBIT up 36% sequentially in a similar pricing environment to € 3.7 bln was driven by excellent E&P results, resilient GGP delivery and steady improvements at our Enilive and Plenitude satellites. The y-o-y change was an 11% decline attributable to Brent prices down almost 10%. Adjusted net profit was €1.4 bln.

•	In Q1 ‘25:

-	E&P generated €3.3 bln of proforma adjusted EBIT, up around 20% sequentially due to higher contribution of advantaged barrels and lower expenses.
-	GGP achieved a proforma adjusted EBIT of €310 mln reflecting continuing value maximization from the gas and LNG portfolio.
-	Enilive earned €95 mln of proforma adjusted EBIT, almost doubling sequentially, driven by contribution from the retail business. Compared to the Q1 ’24, results declined predominantly due to lower biorefining margins.
-	Plenitude reported a proforma adjusted EBIT of €241 mln, in line with the same quarter of 2024.
-	Proforma adjusted EBITDA of the two satellites: Enilive €0.17 bln; Plenitude €0.36 bln.
-	The refining business reported a proforma adjusted loss of €91 mln, lower both y-o-y and sequentially due to a continuing deterioration in products crack spreads. The chemicals business reported a loss of €0.24 bln amidst a prolonged downturn of the European sector due to lower demand and margin pressure from cost-advantaged players.
-	The adjusted cash flow before working capital was €3.4 bln significantly covering gross capex of €1.9 bln. The resulting free cash flow of €1.5 bln and the proceeds from the portfolio management of about €3 bln, mainly relating to the closing of the KKR 25% investment in Enilive, funded €1.2 bln of cash returns to shareholders (including the third instalment of the 2024 dividend for €0.76 bln) and contributed to reduce net borrowings of almost €1.8 bln to €10.3 bln from 2024 year-end.

Outlook 2025

In response to macro headwinds and uncertainty around trade tariffs, the Company is optimizing its 2025 spending plan and will employ its portfolio optionality. Mitigating actions around capex, portfolio, costs and other cash initiatives are expected to offset over €2 bln of negative scenario effects.

•	FY gross capex expected to be below €8.5 bln, down from an initial guidance of around €9 bln; net capex is seen below €6 bln from an initial guidance of 6.5-7 bln.

•	At a revised scenario of 65 $/bbl for the Brent price, 40 €/MWh for the TTF gas spot price, 3.5 $/bbl for the Standard Eni Refining margin and a EUR vs USD exchange rate of 1.1, the FY Group’s CFFO before working capital adjustments is expected to be at €11 bln. This reflects a better outcome than the changes to the reference scenario imply.

•	Oil and gas production is still expected at 1.7 mln boe/d, assuming a FY Brent price of 65 $/bbl.

•	FY GGP proforma adjusted EBIT is confirmed at €0.8 bln with an upside to over €1 bln in the event of positive negotiation outcomes and supportive market scenario.

•	Enilive and Plenitude:

o	FY proforma adjusted EBITDA respectively of around €1 bln and above €1.1 bln;

o	End of year installed renewable capacity projected at more than 5.5 GW (Plenitude @100%); biorefinery capacity at 1.65 MTPA plus 1 MTPA under construction.

Shareholders return, subject to approval at the Annual General Meeting (AGM) scheduled on May 14, 2025: 5% increase in FY ’25 dividend to €1.05 per share; commencement of buyback programme of €1.5 bln.

•	The fourth tranche of the 2024 dividend of €0.25 per share is set to be paid on May 21, 2025.

The AGM scheduled on May 14, 2025, is due to resolve a dividend of €1.05 per share for fiscal year ’25 to be paid in four tranches, and to renew the authorization for the buy-back program.

Robust balance sheet and leverage expected to be in Plan stated range.

•	Leverage in the year expected between 0.15 - 0.2.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q4			Q1
2024			2025	2024	% Ch.
74.69	Brent dated	$/bbl	75.66	83.24	(9)
1.067	Average EUR/USD exchange rate		1.052	1.086	(3)
1,716	Hydrocarbons production	kboe/d	1,647	1,741	(5)
786	Liquids	kbbl/d	786	797	(1)
4,862	Natural gas	mmcf/d	4,502	4,937	(9)
54.46	Average realizations(a)	$/boe	55.21	54.16	2
69.02	Liquids	$/bbl	69.72	74.53	(6)
7.35	Natural gas	$/kcf	7.57	7.04	8

(a) Prices related to consolidated subsidiaries.

•	In Q1 ’25, hydrocarbon production averaged 1.65 mln boe/d, down by 5% compared to the previous year. The asset divestments closed in 2024 in Nigeria, Alaska, Congo and the mature fields declines were substantially offset by ramp-ups at organic projects in Côte d'Ivoire, Congo, Mexico, and Italy.

•	Liquids production was 786 kbbl/d in Q1 ’25, down by 1% compared to Q1 ’24. The organic growth in Côte d'Ivoire due to the start of Baleine Phase 2 and Mexico were offset by divestments and mature fields declines.

•	Natural gas production was 4,502 mmcf/d, down 9% compared to Q1 ’24. The divestments and mature fields decline were partly offset by organic growth in Congo (Marine XII), Italy (ramp-up of Argo/Cassiopea) as well as Mozambique (ramp-up of Coral South).

Results

Q4			Q1
2024	(€ million)		2025	2024	% Ch.
5,417	Upstream turnover		5,406	5,623	(4)
2,780	Proforma adjusted EBIT		3,308	3,392	(2)
984	of which: main JV/Associates		1,078	992	9
706	Operating profit (loss) of subsidiaries		1,951	2,328	(16)
1,090	Exclusion of special items		279	72
1,796	Adjusted operating profit (loss) of subsidiaries		2,230	2,400	(7)
2,219	Adjusted profit (loss) before taxes		2,456	2,539	(3)
55.6	tax rate (%)		46.5	53.4
986	Adjusted net profit (loss)		1,313	1,182	11
442	Exploration expenses:		44	71	(38)
51	prospecting, geological and geophysical expenses		44	41	7
391	write-off of unsuccessful wells		0	30	..
1,785	Capital expenditure		1,439	1,565	(8)

Q4			Q1
2024	Main JV/Associates		2025	2024	% Ch.
984	Adjusted operating profit (Eni's share)	(€ million)	1,078	992	9
493	of which: Vår Energi		597	613	(3)
292	Azule		232	313	(26)
365	Adjusted net profit		328	250	31
344	Total dividends		266	261	2
435	Hydrocarbon production	(kboe/d)	431	394	9

•	In Q1 ’25, Exploration & Production reported a proforma adjusted EBIT of €3,308 mln, down by 2% versus Q1 ’24 due to lower realizations affected by a decrease in crude oil prices in USD (the marker Brent was down by 9%). This decrease was partly offset by higher natural gas realizations (up by 8%) and lower expenses and efficiency gains.

•	In Q1 ’25, the segment reported an adjusted net profit of €1,313 mln, increasing by 11% compared to Q1 ’24 and includes the contribution from JVs and associates, in particular Vår Energi, Azule Energy and Ithaca Energy.

•	In Q1 ’25 the tax rate was around 46% decreasing by approximately 7 percentage points compared to the same period of 2024 mainly driven by a more favorable geographical mix of pretax profit.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In February, Eni announced the combination of its oil&gas assets in Indonesia with an asset portfolio of Petronas in the region including certain Petronas assets in Malaysia. The combined entity will target a production plateau of 500 kboe/d, which is expected to be sustained over a long period due to the mineral potential of the interested acreage.
•	In February, signed an agreement with Cyprus and Egypt to develop gas reserves of the Block 6 offshore Cyprus operated by Eni, to be exported to Europe through Eni’s existing treatment and liquefaction facilities located in Egypt.
•	In March, Eni and Vitol agreed on the economic terms and conditions of the farm-out to Vitol of a 25% working interest (w.i.) in the Eni-operated Congo FLNG project (with Eni retaining a post-closing 40% w.i.) and and of a 30% w.i. in the Eni-operated Baleine oil project offshore Côte d'Ivoire (with Eni retaining a post-closing 47.25% w.i.) for expected proceeds of $2.7 bln based on an economic date January 1, 2024. Closing is subject to customary regulatory approval and other conditions.
•	In March, Eni and Petroci announced a significant increase in gas supply for Côte d'Ivoire’s power generation system. The gas produced, up to 70 mmcf/d, will be entirely allocated to meet local demand, ensuring a reliable supply for the country’s power generation needs and further reinforcing Côte d'Ivoire’s role as a regional energy hub. Launched in December 2024, Phase 2 of the Baleine project marks another step forward in the company’s commitment to strengthening the country’s energy sector and industrial development.
•	In March, Eni’s 63% owned associate Vår Energi announced that production had begun from the Johan Castberg oilfield in the Barents Sea. The field, in which Vår Energi has a 30% non-operated stake, has a gross capacity of 220 kbbl/d. Johan Castberg is the first of five large upstream start-ups Eni expects in 2025.
•	In April signed a Memorandum of Understanding (MoU) with YPF, the energy company of the Republic of Argentina, to evaluate a large-scale upstream and midstream integrated gas development project, designed to develop the resources of the Vaca Muerta onshore gas field. The project includes two Floating LNG units of 6 MTPA each.
•	Launched FPSOs for the development of the Agogo fields, operated by Azule off the Angolan Coast, and Balder operated by Vår Energi in Norway.

Global Gas & LNG Portfolio and Power

Sales and production

Q4			Q1
2024			2025	2024	% Ch.
45	Spot Gas price at Italian PSV	€/MWh	48	29	65
43	TTF		47	27	71
1.7	Spread PSV vs. TTF		1.4	1.8	(21)
	Natural gas sales	bcm
6.67	Italy		5.95	7.69	(23)
7.78	Rest of Europe		5.21	6.79	(23)
0.31	Importers in Italy		0.22	0.42	(48)
7.47	European markets		4.99	6.37	(22)
0.81	Rest of World		0.96	0.97	(1)
15.26	Worldwide gas sales (a)		12.12	15.45	(22)
2.70	LNG sales		2.8	2.7	4
	Power
5.60	Thermoelectric production	TWh	5.41	5.05	7
(a) Data include intercompany sales.

Global Gas & LNG Portfolio

•	In Q1 ’25, natural gas sales were 12.12 bcm, a decrease of 22% from the comparative period due to lower volumes sold in Italy in the wholesales segment. Reduced sales were registered also in the European market (down by 22% vs. Q1 ’24), mainly in Turkey partly offset by higher sales in Benelux, France and the UK.

Power

Thermoelectric production amounted to 5.41 TWh in Q1 ’25, up by 7% with a higher plant utilization rate mainly due to a better power scenario.

Results

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
6,185	Sales from operations	5,590	5,149	9
279	Proforma adjusted EBIT	473	353	34
226	GGP	310	325	(5)
8	of which: main JV/Associates	10	32	(69)
53	Power	163	28	..
(130)	Operating profit (loss) of subsidiaries	773	(118)	..
401	Exclusion of special items	(310)	439
271	Adjusted operating profit (loss) of subsidiaries	463	321	44
277	Adjusted profit (loss) before taxes	470	327	..
31.0	tax rate (%)	34.7	31.5
191	Adjusted net profit (loss)	307	224	37
43	Capital expenditure	12	15	(20)

•	In Q1 ’25, the Global Gas & LNG Portfolio business achieved a proforma adjusted EBIT of €310 mln due to continuing value maximization from the gas and LNG portfolio. The result was substantially in line with the same period of 2024.
Q1 ’25 adjusted EBIT of subsidiaries benefitted from a reclassification to income taxes of certain operating items settled by the JV SeaCorridor on behalf of the shipper and comprised into the transport tariff.
•	The Power generation business reported a proforma adjusted EBIT of €163 mln, up by €135 mln from the same quarter of 2024, mainly due to a one-off gain relating to a contractual renegotiation. Aside from this event, the Q1 ‘25 results are essentially in line with the same period in 2024.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Enilive and Plenitude

Enilive

Q4			Q1
2024			2025	2024	% Ch.
	Enilive
866	Spread EU HVO UCO-based vs UCO	$/tonnes	702	732	(4)
849	Spread US RD⁽ᵃ⁾ UCO-based vs UCO		482	1,040	(54)
163	Bio throughputs	ktonnes	292	347	(16)
43	Average bio refineries utilization rate	%	79	94	(16)
4.81	Total Enilive sales	mmtonnes	5.28	5.46	(3)
1.95	Retail sales		1.78	1.78	0
1.37	of which: Italy		1.25	1.26	(1)
2.37	Wholesales sales		2.88	3.17	(9)
1.92	of which: Italy		2.27	2.47	(8)
0.49	Other sales		0.62	0.51	22

(a) Renewable Diesel.

•	In Q1 ’25, bio throughputs were 292 ktonnes, down by 16% y-o-y, mainly due to lower volumes processed at the Chalmette biorefinery following maintenance shutdowns.

•	In Q1 ’25, retail sales were 1.78 mmtonnes, in line compared to the comparative period, due to the slightly lower sales marketed in Italy, particularly in gasoil segment, offset by higher volumes sold particularly in Spain.

•	In Q1 ’25, wholesales sales in Italy were 2.27 mmtonnes, a reduction of 8% y-o-y following lower demand of gasoil partly offset by higher sales of jet-fuel.

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
4,924	Sales from operations	4,757	5,214	(9)
136	Proforma adjusted EBITDA	172	256	(33)
53	Proforma adjusted EBIT	95	184	(48)
	of which: main JV/Associates	(15)	(3)
(79)	Operating profit (loss) of subsidiaries	121	175	(31)
(9)	Exclusion of inventory holding (gains) losses	(19)	9
141	Exclusion of special items	8	3
53	Adjusted operating profit (loss) of subsidiaries	110	187	(41)
45	Adjusted profit (loss) before taxes	87	175	(50)
41	Adjusted net profit (loss)	65	126	(48)
21	Cash flow from operations before changes in working capital at replacement cost	149	235	(37)
(386)	Net borrowings	(1,038)	(110)	..
192	Capital expenditure	33	34	(3)

•	In Q1 ’25 Enilive reported a proforma adjusted EBIT of €95 mln, down by 48% compared to the same period in 2024. The biofuels business was negatively affected by deteriorated margins, impacted mainly by oversupplies pressuring spot HVO prices in EU. That negative trend was partly offset by a positive performance of marketing activities at our advanced network of service stations.

Proforma adjusted EBITDA amounted to €172 mln, down by 33% vs Q1 ’24 (€256 mln).

Strategic developments

•	In January, Enilive started operations at the first dedicated plant to the production of Sustainable Aviation Fuel (SAF) at the Gela biorefinery. The plant has a capacity of 400 ktonnes/y.
•	In March, Eni and Saipem extended the collaboration agreement signed between the two companies in November 2023 aimed at the construction of new biorefineries, conversion of traditional refineries into biorefineries and, generally, the development of new initiatives by Eni in the field of industrial transformation.

•	In April, Eni and KKR closed the transaction contemplated by the investment agreement, announced last February, for the increase of KKR's stake in Enilive through the purchase of Enilive’s shares from Eni representing 5% of the share capital, for a consideration of approximately €601 million. Upon completion of the transaction, KKR owns an overall 30% stake of Enilive’s share capital, considering the transaction agreed in October 2024 providing an investment of 25% by KKR in Enilive with cash proceeds to Eni of about €2.97 bln.

Plenitude

Q4			Q1
2024			2025	2024	% Ch.
	Plenitude
128	Italian PUN Index GME	€/MWh	138	92	50
10.0	Retail and business customers at period end	mln pod	10.0	10.1	(1)
1.73	Retail and business gas sales to end customers	bcm	2.39	2.56	(7)
4.62	Retail and business power sales to end customers	TWh	4.90	4.64	6
4.1	Installed capacity from renewables at period end	GW	4.1	3.0	37
1.2	Energy production from renewable sources	TWh	1.2	1.1	9
21.3	EV charging points at period end	thousand	21.5	19.6	10

•	As of March 31, 2025, retail and business customers were slightly more than 10 mln (gas and electricity), in line compared to December 31, 2024.

•	Retail and business gas sales to end customers amounted to 2.39 bcm in Q1 ’25, with a 7% decrease compared to the same period of 2024; the main reduction was reported in the domestic market.

•	Retail and business power sales to end customers were 4.90 TWh in Q1 ’25, up by 6% compared to Q1 ’24, thanks to higher volumes marketed in Italy and in the rest of Europe.

•	As of March 31, 2025, the installed capacity from renewables was 4.1 GW reflecting the organic development in Spain, the USA, Italy and the UK and the acquisition in the USA, Spain and Germany.

•	Energy production from renewable sources was 1.2 TWh in Q1 ’25, up by 9% year-on-year, mainly thanks to the start-up of organic projects and the contribution from acquired assets in operation.

•	As of March 31, 2025, EV charging points amounted to 21.5 thousand, up by 10% compared to 19.6 thousand as of March 31, 2024, thanks to the network development.

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
2,985	Sales from operations	3,718	3,336	11
205	Proforma adjusted EBITDA	358	346	3
80	Proforma adjusted EBIT	241	242
315	Operating profit (loss) of subsidiaries	34	429	..
(232)	Exclusion of special items	208	(183)
83	Adjusted operating profit (loss) of subsidiaries	242	246	(2)
83	Adjusted profit (loss) before taxes	229	236	(3)
54	Adjusted net profit (loss)	155	165	(6)
8	Cash flow from operations before changes in working capital at replacement cost	363	300	21
2,261	Net borrowings	2,792	2,695	4
216	Capital expenditure	144	172	(16)

•	In Q1 ’25 Plenitude reported a proforma adjusted EBIT of €241 mln, in line with the same period of 2024, reflecting strong results on retail business and the ramp-up in renewable installed capacity and related production volumes.

Proforma adjusted EBITDA amounted to €358 mln, up by 3% vs Q1 ’24.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In January, Plenitude completed the installation of a 150 MW renewable facility at Caparacena in Granada, Spain. Moreover, another 250 MW of photovoltaic capacity came online in the installation at Renopool, in Extremadura, and Guillena, in Andalusia. Thanks to these projects, Plenitude has reached nearly 950 MW of photovoltaic and wind power installed capacity in Spain.

•	In January, Plenitude, through its US subsidiary Eni New Energy US Inc.: i) completed the construction of the Guajillo storage hub in Texas with a capacity of 200 MW, equipped with lithium-ion LFP batteries (lithium iron phosphate); ii) signed an agreement with EDP Renewables North America LLC to purchase a 49% equity stake in a portfolio of 2 operational photovoltaic plants and an electricity storage facility in construction located in the state of California. The purchase deal was finalized in March 2025.

•	In March, we completed the EIP’s transaction to increase its stake in Plenitude’s share capital, reaching a 10% stake in the aggregate. The increase of EIP's stake is based on a capital increase of about €209 mln, which, including €588 mln paid in March 2024, brings the total investment to about €800 mln.

•	In March, construction of a new 90 MW solar plant in the municipality of Fortuna, in the Region of Murcia, in Spain, started. The new plant will be developed over an area of around 120 hectares and is expected to ensure a production of more than 185,000 MWh/y.

•	In April, Plenitude signed a 10-year Power Purchase Agreement with Autostrade per l'Italia for the sale of the entire output of a wind power plant owned by Plenitude in Basilicata (Italy) with a capacity of 16 MW and an estimated electricity production of about 390 GWh over the entire period.

Refining and Chemicals

Production and sales

Q4			Q1
2024			2025	2024	% Ch.
	Refining
3.7	Standard Eni Refining Margin (SERM)	$/bbl	3.8	8.7	(56)
3.30	Throughputs in Italy on own account	mmtonnes	3.34	4.08	(18)
2.74	Throughputs in the rest of World on own account		2.52	2.30	10
6.04	Total throughputs on own account		5.86	6.38	(8)
78	Average refineries utilization rate	%	74	81	(9)
	Chemicals
0.74	Sales of chemical products	mmtonnes	0.80	0.85	(7)
47	Average plant utilization rate	%	54	57	(5)

Refining

•	In Q1 ’25, the Standard Eni Refining Margin averaged 3.8 $/barrel vs. 8.7 $/barrel in the comparative period mainly due to less favorable products crack spreads, pressured by weak demand, particularly in the industrial and construction sectors, overcapacity and competitive pressures from other geographies.

•	In Q1 ’25, throughputs on own accounts at Eni’s refineries in Italy were 3.34 mmtonnes, down by 18% y-o-y reflecting the productive shutdown at the Livorno refinery following a restructuring of the plant and at the Sannazzaro refinery. Throughputs outside Italy increased by 10% compared to Q1 ’24.

Chemicals

•	Sales of chemical products were 0.8 mmtonnes in Q1 ’25, a 7% decrease y-o-y due to lower demand and plant shutdown.

•	Margins remained weak across the board as commodity prices did not recover feedstock and energy input expenses due to European headwinds, sluggish economic activity, and competitive pressures from players with better cost structures.

Results

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
4,686	Sales from operations	4,932	5,674	(13)
(275)	Proforma adjusted EBIT	(334)	(53)	..
(44)	Refining	(91)	115	..
16	of which: main JV/Associates	9	72	(88)
(231)	Chemicals	(243)	(168)	(45)
(600)	Operating profit (loss) of subsidiaries	(459)	61	..
(159)	Exclusion of inventory holding (gains) losses	31	(253)
468	Exclusion of special items	85	67
(291)	Adjusted operating profit (loss) of subsidiaries	(343)	(125)	..
(286)	Adjusted profit (loss) before taxes	(343)	(63)	..
(107)	Adjusted net profit (loss)	(310)	(37)	..
179	Capital expenditure	113	96	18

•	In Q1 ’25, the Refining business delivered a proforma adjusted loss of €91 mln, below Q1 ’24 result, due to weaker refining margins and lower throughputs. The result included the ADNOC R&GT contribution.

Higher losses q-o-q are linked to de-optimised yields linked to the FCC (fluid catalytic cracking) upset in Sannazzaro, maintenance in Taranto and deterioration in crude spreads.

•	The Chemical business, managed by Versalis, reported a proforma adjusted loss of €243 mln in Q1 ’25, 45% higher compared to the one incurred in Q1 ’24, amidst a continuing downturn in the European chemical sector, driven by macro headwinds and comparatively higher production costs in Europe vs other geographies, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In January, Versalis signed a partnership with Lummus Technology, a global provider of process technologies, which will serve as the exclusive licensor for phenolics value chain.

•	In March, Versalis started operations at a new plant in Porto Marghera dedicated to production of plastics made wholly or partially from mechanically recycled raw materials. The materials produced at the new plant are part of the Versalis Revive® range and contain between 35% and 100% post-consumer recycled plastics.

•	Also in March, Versalis permanently closed the steam cracker at its Brindisi plant in line with the plan to transform the making activity.

Sustainability and other developments

The main achievements of the Group strategy aiming at improving the ESG performance of Eni’s industrial activities have been:

•	In February, Eni signed collaboration agreements with UAE-based companies for developing data centers in Italia, which will be powered by Eni with gas-fired electricity with associated capturing and storing of CO2 emissions. The agreements also cover renewable energy transmission through cross border interconnection between Albania and Italy, and critical minerals, allowing Eni to expand collaboration with the UAE.

•	In March, Eni signed a collaboration agreement with the United Kingdom Atomic Energy Authority (UKAEA) to jointly conduct research and development activities in the field of fusion energy. The collaboration primary will start with the construction of the UKAEA-Eni H3AT, the world’s largest and most advanced tritium fuel cycle facility, a vital fuel for future fusion power stations.

Group results

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
23,488	Sales from operations	22,565	22,936	(2)
(373)	Operating profit (loss)	2,328	2,670	(13)
9	Exclusion of inventory holding (gains) losses	(14)	(56)	75
2,058	Exclusion of special items (a)	286	413	(31)
1,694	Adjusted operating profit (loss)	2,600	3,027	(14)
1,005	main JV/Associates adjusted EBIT	1,081	1,089	(1)
2,699	Proforma adjusted EBIT	3,681	4,116	(11)
2,780	E&P	3,308	3,392	(2)
279	Global Gas & LNG Portfolio (GGP) and Power	473	353	34
133	Enilive and Plenitude	336	426	(21)
(275)	Refining and Chemicals	(334)	(53)	..
(218)	Corporate, other activities and consolidation adjustments	(102)	(2)
1,925	Adjusted profit (loss) before taxes	2,749	3,126	(12)
904	Adjusted net profit (loss)	1,453	1,598	(9)
288	Net profit (loss)	1,195	1,237	(3)
230	Net profit (loss) attributable to Eni's shareholders	1,172	1,211	(3)
3	Exclusion of inventory holding (gains) losses	(10)	(41)	76
652	Exclusion of special items (a)	250	412	(39)
885	Adjusted net profit (loss) attributable to Eni's shareholders	1,412	1,582	(11)

(a) For further information see table "Breakdown of special items".

•	In Q1 ’25, the Group proforma adjusted EBIT of €3,681 mln was down by 11% compared to the year-ago quarter driven by a continued downturn in the downstream businesses, where the performance was steady in E&P, GGP and at our transition-related satellites, despite deteriorating macro conditions.

•	In Q1 ’25 adjusted profit before taxes was €2,749 mln, €377 mln lower than the Q1 ’24, or 12%, reflecting the trend in the Group adjusted EBIT and lower net profits at Eni’s equity-accounted entities.

•	In Q1 ’25 adjusted net profit attributable to Eni’s shareholders of €1,412 mln was 11% lower than the Q1 ’24, as a result of the 12% reduction in adjusted profit before taxes. Group tax rate was 47.1% (48.9% in the year-ago quarter).

Net borrowings and cash flow from operations

Q4		Q1
2024	(€ million)	2025	2024	Change
288	Net profit (loss)	1,195	1,237	(42)

	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
3,177	- depreciation, depletion and amortization and other non monetary items	1,842	1,908	(66)
(35)	- net gains on disposal of assets		(19)	19
(182)	- dividends, interests and taxes	1,434	1,709	(275)
1,026	Changes in working capital related to operations	(984)	(1,865)	881
537	Dividends received by equity investments	367	558	(191)
(1,272)	Taxes paid	(1,172)	(1,336)	164
81	Interests (paid) received	(297)	(288)	(9)
3,620	Net cash provided by operating activities	2,385	1,904	481
(2,532)	Capital expenditure	(1,819)	(1,931)	112
(209)	Investments and acquisitions	(251)	(1,761)	1,510
1,102	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1	228	(227)
(192)	Other cash flow related to investing activities	100	81	19
1,789	Free cash flow	416	(1,479)	1,895
(666)	Net cash inflow (outflow) related to financial activities	(200)	(131)	(69)
(674)	Changes in short and long-term financial debt	(1,007)	1,116	(2,123)
(272)	Repayment of lease liabilities	(375)	(309)	(66)
(1,666)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	2,022	(578)	2,600
178	Issue of perpetual hybrid bond and interest payment	191	(39)	230
127	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(83)	16	(99)
(1,184)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	964	(1,404)	2,368
2,889	Adjusted net cash before changes in working capital at replacement cost	3,414	3,896	(482)
Q4		Q1
2024	(€ million)	2025	2024	Change
1,789	Free cash flow	416	(1,479)	1,895
(272)	Repayment of lease liabilities	(375)	(309)	(66)
(149)	Net borrowings of acquired companies		(787)	787
(428)	Exchange differences on net borrowings and other changes	(413)	(130)	(283)
(1,666)	Dividends paid and changes in non-controlling interest and reserves	2,022	(578)	2,600
178	Issue of perpetual hybrid bond and interest payment	191	(39)	230
(548)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	1,841	(3,322)	5,163
272	Repayment of lease liabilities	375	309	66
(1,599)	Inception of new leases and other changes	(123)	(387)	264

(1,875)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	2,093	(3,400)	5,493

Net cash provided by operating activities in the Q1 ’25 was €2,385 mln and included €367 mln of dividends received by Eni’s equity-accounted investments, mainly Azule Energy, Vår Energi and ADNOC R&GT. In the Q1 ’25, the amount of trade receivables discounted as part of non-recourse arrangements with financing institutions was higher than in the fourth quarter 2024 by about €500 mln.

Adjusted net cash before changes in working capital at replacement cost was €3,414 mln and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis and other items.

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q4		Q1
2024	(€ million)	2025	2024	Change
3,620	Net cash provided by operating activities	2,385	1,904	481
(1,026)	Changes in working capital related to operations	984	1,865	(881)
(19)	Exclusion of commodity derivatives	(25)	210	(235)
9	Exclusion of inventory holding (gains) losses	(14)	(56)	42
2,584	Net cash before changes in working capital at replacement cost	3,330	3,923	(593)
305	Extraordinary (gains) charges	84	(27)	111
2,889	Adjusted net cash before changes in working capital at replacement cost	3,414	3,896	(482)

In Q1 ’25 organic capex was €1.9 bln (down 5.3% y-o-y). Net of organic capex, the free cash flow ante working capital was about €1.5 bln.

Cash inflows for divestments net of acquisitions were about €0.2 bln. Acquisitions related to the expansion of renewable generation capacity at Plenitude and to the development of agri-business activity. Other cash flow relating to investing activities included a cash inflow upon post-closing adjustments of the business combination with Ithaca Energy Plc (€0.12 bln). Financing cashflow includes proceeds from disposals of non-controlling interest in consolidated subsidiaries relating to a 25% investment of private equity fund KKR into Enilive for €2.97 bln.

Net borrowings before IFRS 16 in the quarter decreased by around €1.8 bln as the main cash inflows of adjusted operating cash flow (€3.4 bln) and net cash inflow in equity (€3.2 bln), which related to a 25% investment of private equity fund KKR into Enilive and a second transaction between the EIP fund and Plenitude, covered adjusted working capital needs (around €0.9 bln), capex requirements of €1.8 bln, dividend payments to Eni’s shareholders and share repurchases of €1.2 bln (€0.4 bln of share repurchases and €0.8 bln of dividends relating to the third tranche of the 2024 dividend), recognition of supplier financing agreements (€0.4 bln), as well as the payment of lease liabilities and hybrid bond interest (€0.4 bln).

As of February 20, 2025, the buyback program of €2 bln was completed, corresponding to a total 144 mln shares repurchased.

In January 2025, the parent company Eni SpA successfully issued a new perpetual hybrid bond to refinance an outstanding perpetual hybrid bond worth €1.5 bln, with the first call date in October 2025. At the end of the offer period, the amount accepted by Eni for the repurchase of the hybrid bond was about €1.25 bln, equivalent to approximately 83% of the nominal amount.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2024	March 31, 2025	Change

Fixed assets
Property, plant and equipment	59,864	55,627	(4,237)
Right of use	5,822	5,284	(538)
Intangible assets	6,434	6,448	14
Inventories - Compulsory stock	1,595	1,600	5
Equity-accounted investments and other investments	15,545	15,247	(298)
Receivables financing and securities held for operating purposes	1,107	1,075	(32)
Net payables related to capital expenditure	(1,364)	(1,351)	13
	89,003	83,930	(5,073)
Net working capital
Inventories	6,259	5,633	(626)
Trade receivables	12,562	12,661	99
Trade payables	(15,170)	(14,070)	1,100
Net tax assets (liabilities)	144	(931)	(1,075)
Provisions	(15,774)	(15,293)	481
Other current assets and liabilities	(2,292)	(745)	1,547
	(14,271)	(12,745)	1,526
Provisions for employee benefits	(681)	(703)	(22)

Assets held for sale including related liabilities	225	3,322	3,097
CAPITAL EMPLOYED, NET	74,276	73,804	(472)

Eni's shareholders equity	52,785	53,551	766
Non-controlling interest	2,863	3,718	855
Shareholders' equity	55,648	57,269	1,621

Net borrowings before lease liabilities ex IFRS 16	12,175	10,334	(1,841)
Lease liabilities	6,453	6,201	(252)
Net borrowings after lease liabilities ex IFRS 16	18,628	16,535	(2,093)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,276	73,804	(472)
Leverage before lease liabilities ex IFRS 16	0.22	0.18
Leverage after lease liabilities ex IFRS 16	0.33	0.29
Gearing	0.25	0.22

As of March 31, 2025, fixed assets (€84 bln) decreased by €5 bln from December 31, 2024, due to the classification as assets held for sale of interests in the upstream operated assets in Cote d'Ivoire and Congo, following the farm-out signed with Vitol, as well as negative exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.082, up 4% compared to 1.039 as of December 31, 2024) thus decreasing the euro book values of dollar-denominated assets.

Shareholders’ equity (€57.3 bln) increased by €1.6 bln from December 31, 2024, due to the net profit for the year (€1.2 bln), and the equity transactions regarding the Enilive and Plenitude subsidiaries (an addition of about €3.2 bln), partly offset by negative foreign currency translation differences (about €2.1 bln) reflecting the depreciation of the USD vs. EUR, and shareholders remuneration of €1.1 bln (dividend distribution and share buy-backs).

Non-controlling interests of €3.7 bln included: i) a minority participating interest acquired by private equity funds in the share capital of Enilive (€0.7 bln) in the quarter as well as an increase in the interest in Plenitude to €0.7 bln; ii) a perpetual subordinated hybrid bond (€1.8 bln) issued by a Group subsidiary in 2024, classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings1F1F1 before lease liabilities as of March 31, 2025, amounted to €10.3 bln, down by €1.8 bln from December 31, 2024.

Leverage2F2F2 – the ratio of net borrowings to total equity before IFRS 16 – was 0.18 on March 31, 2025. Considering the incoming cash-ins of the Vitol investment in the upstream projects, the further interest acquired by KKR in Enilive that closed in early April and other minor agreed transactions, the Group proforma leverage stands at 12%.

1 Details on net borrowings are furnished on page 25.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €286 mln) is as follows:

•	E&P: net charges of €279 mln in the quarter mainly relating to write-downs of oil&gas properties driven by alignment of a disposal group to its fair value (€255 mln);

•	GGP and Power: net gains of €310 mln mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (€243 mln); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gains of €36 mln). The reclassification of the positive balance of €101 mln related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	Enilive and Plenitude: net charges of €216 mln mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (€208 mln).

•	Refining and Chemicals: net charges of €85 mln mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€60 mln), and environmental provision of €15 mln.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the first quarter of 2025 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2025 and first and fourth quarter of 2024 comparative period. Information on the Company’s financial position relates to end of the periods as of March 31, 2025, and December 31, 2024.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2024 Annual Report on Form 20-F filed with the US SEC on April 4, 2025, which investors are urged to read.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2025 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,951	773	155	(459)	(278)	186	2,328
Exclusion of inventory holding (gains) losses			(19)	31		(26)	(14)
Exclusion of special items:
environmental charges (expense recovered from third-parties)	(2)		16	15			29
impairment losses (impairment reversals), net	255		(1)	60	4		318
impairment of exploration projects
net gains on disposal of assets
risk provisions
provision for redundancy incentives	5		1	3	12		21
commodity derivatives	8	(243)	208	2			(25)
exchange rate differences and derivatives	24	(101)	(1)	(3)			(81)
other	(11)	34	(7)	8			24
Special items of operating profit (loss)	279	(310)	216	85	16		286
Adjusted operating profit (loss) of subsidiaries (a)	2,230	463	352	(343)	(262)	160	2,600
main JV/Associates adjusted EBIT (b)	1,078	10	(16)	9			1,081
Proforma adjusted EBIT (c)=(a)+(b)	3,308	473	336	(334)	(262)	160	3,681
Finance expenses and dividends of subsidiaries (d)	(102)	(5)	(9)		(48)		(164)
Finance expenses and dividends of main JV/associates (e)	(130)	3	(11)	(20)			(158)
Income taxes of main JV/associates (f)	(620)	(1)		11			(610)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	328	12	(27)				313
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,456	470	316	(343)	(310)	160	2,749
Income taxes (i)	(1,143)	(163)	(96)	33	119	(46)	(1,296)
Tax rate (%)							47.1
Adjusted net profit (loss) (j)=(h)+(i)	1,313	307	220	(310)	(191)	114	1,453
of which:
- Adjusted net profit (loss) of non-controlling interest							41
- Adjusted net profit (loss) attributable to Eni's shareholders							1,412

Reported net profit (loss) attributable to Eni's shareholders							1,172
Exclusion of inventory holding (gains) losses							(10)
Exclusion of special items							250

Adjusted net profit (loss) attributable to Eni's shareholders							1,412

(€ million)
First Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,328	(118)	604	61	(163)	(42)	2,670
Exclusion of inventory holding (gains) losses			9	(253)		188	(56)
Exclusion of special items:
environmental charges	(3)		7	23			27
impairment losses (impairment reversals), net	18		2	43	5		68
impairment of exploration projects
net gains on disposal of assets	(1)						(1)
risk provisions
provision for redundancy incentives	4			2	13		19
commodity derivatives	(30)	421	(183)	2			210
exchange rate differences and derivatives	(15)	38		8			31
other	99	(20)	(6)	(11)	(3)		59
Special items of operating profit (loss)	72	439	(180)	67	15		413
Adjusted operating profit (loss) of subsidiaries (a)	2,400	321	433	(125)	(148)	146	3,027
main JV/Associates adjusted EBIT (b)	992	32	(7)	72			1,089
Proforma adjusted EBIT (c)=(a)+(b)	3,392	353	426	(53)	(148)	146	4,116
Finance expenses and dividends of subsidiaries (d)	(111)	(2)	(8)	(5)	(86)		(212)
Finance expenses and dividends of main JV/associates (e)	(117)	4	(7)	(4)			(124)
Income taxes of main JV/associates (f)	(625)	(28)		(1)			(654)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	250	8	(14)	67			311
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,539	327	411	(63)	(234)	146	3,126
Income taxes (i)	(1,357)	(103)	(120)	26	69	(43)	(1,528)
Tax rate (%)							48.9
Adjusted net profit (loss) (j)=(h)+(i)	1,182	224	291	(37)	(165)	103	1,598
of which:
- Adjusted net profit (loss) of non-controlling interest							16
- Adjusted net profit (loss) attributable to Eni's shareholders							1,582

Reported net profit (loss) attributable to Eni's shareholders							1,211
Exclusion of inventory holding (gains) losses							(41)
Exclusion of special items							412

Adjusted net profit (loss) attributable to Eni's shareholders							1,582

(€ million)
Fourth Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	706	(130)	236	(600)	(440)	(145)	(373)
Exclusion of inventory holding (gains) losses			(9)	(159)		177	9
Exclusion of special items:
environmental charges	(9)	(3)	15	212	195		410
impairment losses (impairment reversals), net	874	101	98	175	9		1,257
impairment of exploration projects	140						140
net gains on disposal of assets	(19)		(1)	(6)	(9)		(35)
risk provisions			2	30	(4)		28
provision for redundancy incentives	7	1	(5)	7	15		25
commodity derivatives	54	140	(216)	3			(19)
exchange rate differences and derivatives	29	274	1	6	(6)		304
other	14	(112)	15	41	(10)		(52)
Special items of operating profit (loss)	1,090	401	(91)	468	190		2,058
Adjusted operating profit (loss) of subsidiaries (a)	1,796	271	136	(291)	(250)	32	1,694
main JV/Associates adjusted EBIT (b)	984	8	(3)	16			1,005
Proforma adjusted EBIT (c)=(a)+(b)	2,780	279	133	(275)	(250)	32	2,699
Finance expenses and dividends of subsidiaries (d)	58	(4)	7	6	(195)		(128)
Finance expenses and dividends of main JV/associates (e)	(71)	5	(15)	(20)			(101)
Income taxes of main JV/associates (f)	(548)	(3)	3	3			(545)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	365	10	(15)	(1)			359
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,219	277	128	(286)	(445)	32	1,925
Income taxes (i)	(1,233)	(86)	(33)	179	169	(17)	(1,021)
Tax rate (%)							53.0
Adjusted net profit (loss) (j)=(h)+(i)	986	191	95	(107)	(276)	15	904
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							885

Reported net profit (loss) attributable to Eni's shareholders							230
Exclusion of inventory holding (gains) losses							3
Exclusion of special items							652

Adjusted net profit (loss) attributable to Eni's shareholders							885

Breakdown of special items

Q4		Q1
2024	(€ million)	2025	2024
410	Environmental charges (expense recovered from third-parties)	29	27
1,257	Impairment losses (impairment reversals), net	318	68
140	Impairment of exploration projects
(35)	Net gains on disposal of assets		(1)
28	Risk provisions
25	Provisions for redundancy incentives	21	19
(19)	Commodity derivatives	(25)	210
304	Exchange rate differences and derivatives	(81)	31
(52)	Other	24	59
2,058	Special items of operating profit (loss)	286	413
(280)	Net finance (income) expense	79	(30)
	of which:
(304)	- exchange rate differences and derivatives reclassified to operating profit (loss)	81	(31)
94	Net income (expense) from investments	(32)	74
(1,259)	Income taxes	(65)	(55)
613	Total special items of net profit (loss)	268	402
	attributable to:
652	- Eni's shareholders	250	412
(39)	- Non-controlling interest	18	(10)

Reconciliation of Group proforma adjusted EBIT

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
1,796	E&P adjusted Ebit of consolidated subsidiaries	2,230	2,400	(7)
984	main JV/Associates adjusted Ebit	1,078	992	9
2,780	E&P proforma adjusted Ebit	3,308	3,392	(2)
271	GGP and Power adjusted Ebit of consolidated subsidiaries	463	321	44
8	main JV/Associates adjusted Ebit	10	32	(69)
279	GGP and Power proforma adjusted Ebit	473	353	34
136	Enilive and Plenitude adjusted Ebit of consolidated subsidiaries	352	433	(19)
(3)	main JV/Associates adjusted Ebit	(16)	(7)	..
133	Enilive and Plenitude proforma adjusted Ebit	336	426	(21)
(291)	Refining and Chemicals adjusted Ebit of consolidated subsidiaries	(343)	(125)	..
16	main JV/Associates adjusted Ebit	9	72	(88)
(275)	Refining and Chemicals proforma adjusted Ebit	(334)	(53)	..
(250)	Other segments adjusted Ebit	(262)	(148)	(77)
32	Impact of unrealized intragroup profit elimination	160	146	10
2,699	Group proforma adjusted Ebit⁽ᵃ⁾	3,681	4,116	(11)

(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

2025	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,328	(14)	367	(81)	2,600
Finance income (expense)	(249)		(2)	81	(170)
Income (expense) from investments	351		(32)		319
Income taxes	(1,235)	4	(65)		(1,296)
Net profit	1,195	(10)	268		1,453
- Non-controlling interest	23		18		41
Net profit attributable to Eni's shareholders	1,172	(10)	250		1,412

2024	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,670	(56)	382	31	3,027
Finance income (expense)	(216)		1	(31)	(246)
Income (expense) from investments	271		74		345
Income taxes	(1,488)	15	(55)		(1,528)
Net profit	1,237	(41)	402		1,598
- Non-controlling interest	26		(10)		16
Net profit attributable to Eni's shareholders	1,211	(41)	412		1,582

2024	Q4
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	(373)	9	1,754	304	1,694
Finance income (expense)	65		24	(304)	(215)
Income (expense) from investments	352		94		446
Income taxes	244	(6)	(1,259)		(1,021)
Net profit	288	3	613		904
- Non-controlling interest	58		(39)		19
Net profit attributable to Eni's shareholders	230	3	652		885

Analysis of Profit and Loss account items

Sales from operations

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
13,380	Exploration & Production	13,061	13,506	(3)
6,185	Global Gas & LNG Portfolio and Power	5,590	5,149	9
7,906	Enilive and Plenitude	8,473	8,545	(1)
4,686	Refining and Chemicals	4,932	5,674	(13)
544	Corporate and other activities	469	439	7
(9,213)	Consolidation adjustments	(9,960)	(10,377)	4
23,488		22,565	22,936	(2)

Operating expenses

Q4		Q1
2024	(€ million)	2025	2024	% Ch.
19,833	Purchases, services and other	17,760	17,361	2
94	Impairment losses (impairment reversals) of trade and other receivables, net	92	51	80
783	Payroll and related costs	870	839	4
25	of which: provision for redundancy incentives and other	21	19	11
20,710		18,722	18,251	3

DD&A, impairments, reversals and write-off

Q4		Q1
2024	(€ million)	2025	2024	var %
1,577	Exploration & Production	1,564	1,650	(5)
32	Global Gas & LNG Portfolio and Power	66	77	(14)
192	Enilive and Plenitude	175	164	7
75	- Enilive	70	66	6
117	- Plenitude	105	98	7
42	Refining and Chemicals	38	40	(5)
37	Corporate and other activities	38	35	9
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)	-
1,872	Total depreciation, depletion and amortization	1,873	1,958	(4)
1,257	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	318	68	..
3,129	Depreciation, depletion, amortization, impairments and reversals	2,191	2,026	8
420	Write-off of tangible and intangible assets	(3)	33	..
3,549		2,188	2,059	6

Income (expense) from investments

(€ million)
First Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	374	12	(34)	2	(8)	346
Other income (expense), net	6	3			(4)	5
	380	15	(34)	2	(12)	351

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2024	March 31, 2025	Change
Total debt	30,348	29,557	(791)
- Short-term debt	8,820	9,475	655
- Long-term debt	21,528	20,082	(1,446)
Cash and cash equivalents	(8,183)	(9,147)	(964)
Financial assets measured at fair value through profit or loss	(6,797)	(7,039)	(242)
Financing receivables held for non-operating purposes	(3,193)	(3,037)	156
Net borrowings before lease liabilities ex IFRS 16	12,175	10,334	(1,841)
Lease Liabilities	6,453	6,201	(252)
Net borrowings after lease liabilities ex IFRS 16	18,628	16,535	(2,093)
Shareholders' equity including non-controlling interest	55,648	57,269	1,621
Leverage before lease liability ex IFRS 16	0.22	0.18
Leverage after lease liability ex IFRS 16	0.33	0.29

Consolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2025	Dec. 31, 2024
ASSETS
Current assets
Cash and cash equivalents	9,147	8,183
Financial assets measured at fair value through profit or loss	7,039	6,797
Other financial assets	559	1,085
Trade and other receivables	16,958	16,901
Inventories	5,633	6,259
Income tax assets	772	695
Other assets	2,553	3,662
	42,661	43,582
Non-current assets
Property, plant and equipment	55,627	59,864
Right of use assets	5,284	5,822
Intangible assets	6,448	6,434
Inventory - compulsory stock	1,600	1,595
Equity-accounted investments	13,829	14,150
Other investments	1,418	1,395
Other financial assets	3,553	3,215
Deferred tax assets	6,086	6,322
Income tax assets	128	129
Other assets	4,048	4,011
	98,021	102,937
Assets held for sale	3,775	420
TOTAL ASSETS	144,457	146,939
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,784	4,238
Current portion of long-term debt	4,691	4,582
Current portion of long-term lease liabilities	1,262	1,279
Trade and other payables	20,680	22,092
Income taxes payable	597	587
Other liabilities	4,831	5,049
	36,845	37,827
Non-current liabilities
Long-term debt	20,128	21,570
Long-term lease liabilities	4,939	5,174
Provisions for contingencies	15,293	15,774
Provisions for employee benefits	703	681
Deferred tax liabilities	5,469	5,581
Income taxes payable	38	40
Other liabilities	3,320	4,449
	49,890	53,269
Liabilities directly associated with assets held for sale	453	195
TOTAL LIABILITIES	87,188	91,291
Share capital	4,005	4,005
Retained earnings	36,120	32,552
Cumulative currency translation differences	6,076	8,081
Other reserves and equity instruments	7,513	8,406
Treasury shares	(1,335)	(2,883)
Net profit (loss)	1,172	2,624
Total Eni shareholders' equity	53,551	52,785
Non-controlling interest	3,718	2,863
TOTAL SHAREHOLDERS' EQUITY	57,269	55,648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	144,457	146,939

GROUP PROFIT AND LOSS ACCOUNT

Q4		Q1
2024	(€ million)	2025	2024
23,488	Sales from operations	22,565	22,936
484	Other income and revenues	399	233
23,972	Total revenues	22,964	23,169
(19,833)	Purchases, services and other	(17,760)	(17,361)
(94)	Impairment reversals (impairment losses) of trade and other receivables, net	(92)	(51)
(783)	Payroll and related costs	(870)	(839)
(86)	Other operating (expense) income	274	(189)
(1,872)	Depreciation, Depletion and Amortization	(1,873)	(1,958)
(1,257)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(318)	(68)
(420)	Write-off of tangible and intangible assets	3	(33)
(373)	OPERATING PROFIT (LOSS)	2,328	2,670
3,235	Finance income	2,248	1,439
(3,491)	Finance expense	(2,487)	(1,825)
69	Net finance income (expense) from financial assets measured at fair value through profit or loss	57	127
252	Derivative financial instruments	(67)	43
65	FINANCE INCOME (EXPENSE)	(249)	(216)
75	Share of profit (loss) of equity-accounted investments	346	261
277	Other gain (loss) from investments	5	10
352	INCOME (EXPENSE) FROM INVESTMENTS	351	271
44	PROFIT (LOSS) BEFORE INCOME TAXES	2,430	2,725
244	Income taxes	(1,235)	(1,488)
288	Net profit (loss)	1,195	1,237
	attributable to:
230	- Eni's shareholders	1,172	1,211
58	- Non-controlling interest	23	26

	Earnings per share (€ per share)
0.06	- basic	0.36	0.37
0.06	- diluted	0.36	0.37
	Weighted average number of shares outstanding (million)
3,115.9	- basic	3,062.7	3,201.3
3,179.2	- diluted	3,126.0	3,264.6

COMPREHENSIVE INCOME (LOSS)

	Q1
(€ million)	2025	2024
Net profit (loss)	1,195	1,237
Items that are not reclassified to profit or loss in later periods	2	(5)
Change in the fair value of interests with effects on other comprehensive income	2	(5)
Items that may be reclassified to profit in later periods	(1,686)	1,201
Currency translation differences	(2,089)	1,105
Change in the fair value of cash flow hedging derivatives	581	106
Share of other comprehensive income on equity-accounted entities	(11)	19
Taxation	(167)	(29)

Total other items of comprehensive income (loss)	(1,684)	1,196
Total comprehensive income (loss)	(489)	2,433
attributable to:
- Eni's shareholders	(426)	2,405
- Non-controlling interest	(63)	28

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2024		53,644
Total comprehensive income (loss)	2,433
Dividends paid to Eni's shareholders	(767)
Dividends distributed by consolidated subsidiaries	(15)
Plenitude operation- disposal to EIP	588
Coupon of perpetual subordinated bonds	(39)
Net purchase of treasury shares	(363)
Tax on hybrid bond coupon	11
Put option on Plenitude	(387)
Other changes	4
Total changes		1,465
Shareholders' equity at March 31, 2024		55,109
attributable to:
- Eni's shareholders		54,244
- Non-controlling interest		865
Shareholders' equity at January 1, 2025		55,648
Total comprehensive income (loss)	(489)
Dividends paid to Eni's shareholders	(764)
Dividends distributed by consolidated subsidiaries	(9)
Net purchase of treasury shares	(360)
Issue of perpetual hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(40)
Costs for the issue of perpetual hybrid bonds	(20)
Taxes on hybrid bond coupon and costs	14
Plenitude operation - disposal to EIP	209
Put option on Plenitude	(139)
Enilive operation - disposal to KKR	2,968
Other changes	2
Total changes		1,621
Shareholders' equity at March 31, 2025		57,269
attributable to:
- Eni's shareholders		53,551
- Non-controlling interest		3,718

GROUP CASH FLOW STATEMENT

Q4		Q1
2024	(€ million)	2025	2024
288	Net profit (loss)	1,195	1,237
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,872	Depreciation, depletion and amortization	1,873	1,958
1,257	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	318	68
420	Write-off of tangible and intangible assets	(3)	33
(75)	Share of (profit) loss of equity-accounted investments	(346)	(261)
(35)	Gains on disposal of assets, net		(19)
(97)	Dividend income		(9)
(150)	Interest income	(108)	(119)
309	Interest expense	307	349
(244)	Income taxes	1,235	1,488
(287)	Other changes	(22)	77
1,026	Cash flow from changes in working capital	(984)	(1,865)
405	- inventories	439	16
(2,927)	- trade receivables	(213)	233
3,321	- trade payables	(892)	(1,739)
271	- provisions for contingencies	(163)	(117)
(44)	- other assets and liabilities	(155)	(258)
(10)	Net change in the provisions for employee benefits	22	33
537	Dividends received	367	558
217	Interest received	65	100
(136)	Interest paid	(362)	(388)
(1,272)	Income taxes paid, net of tax receivables received	(1,172)	(1,336)
3,620	Net cash provided by operating activities	2,385	1,904
(2,817)	Cash flow from investing activities	(2,102)	(3,636)
(2,394)	- tangible assets	(1,686)	(1,820)
(138)	- intangible assets	(133)	(111)
49	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired		(1,469)
(258)	- investments	(251)	(292)
(89)	- securities and financing receivables held for operating purposes	(12)	(29)
13	- change in payables in relation to investing activities	(20)	85
986	Cash flow from disposals	133	253
1,135	- tangible assets	1	210
2	- intangible assets
(104)	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of
69	- investments		18
26	- securities and financing receivables held for operating purposes	12	22
(142)	- change in receivables in relation to disposals	120	3
(666)	Net change in receivables and securities not held for operating purposes	(200)	(131)
(2,497)	Net cash used in investing activities	(2,169)	(3,514)

GROUP CASH FLOW STATEMENT (continued)

Q4		Q1
2024	(€ million)	2025	2024
150	Increase in long-term debt	1,498	1,230
(1,130)	Payment of long-term debt	(2,818)	(1,335)
(272)	Payment of lease liabilities	(375)	(309)
306	Increase (decrease) in short-term financial debt	313	1,221
(794)	Dividends paid to Eni's shareholders	(765)	(767)
	Dividends paid to non-controlling interests	(13)	(15)
	Net capital issuance from non-controlling interest	709	588
4	Disposal (acquisition) of additional interests in consolidated subsidiaries	2,468
(876)	Net purchase of treasury shares	(386)	(398)
229	Issue of perpetual hybrid bonds	231
	Other contributions	9	14
(51)	Interest payment of perpetual hybrid bond	(40)	(39)
(2,434)	Net cash used in financing activities	831	190
127	Effect of exchange rate changes on cash and cash equivalents and other changes	(83)	16
(1,184)	Net increase (decrease) in cash and cash equivalents	964	(1,404)
9,367	Cash and cash equivalents - beginning of the period	8,183	10,205
8,183	Cash and cash equivalents - end of the period	9,147	8,801

Capital expenditure

Q4		Q1
2024	(€ million)	2025	2024	var %
1,785	Exploration & Production	1,439	1,565	(8)
86	of which: - exploration	87	178	(51)
1,671	- oil & gas development	1,345	1,381	(3)
43	Global Gas & LNG Portfolio and Power	12	15	(20)
5	- Global Gas & LNG Portfolio		1	..
38	- Power	12	14	(14)
408	Enilive and Plenitude	177	206	(14)
192	- Enilive	33	34	(3)
216	- Plenitude	144	172	(16)
179	Refining and Chemicals	113	96	18
127	- Refining	74	56	32
52	- Chemicals	39	40	(3)
123	Corporate and other activities	100	56	79
(6)	Impact of unrealized intragroup profit elimination	(22)	(7)	..
2,532	Capital expenditure (a)	1,819	1,931	(6)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above ( €426 million and €272 million in the Q1 2025 and 2024, respectively, and €544 million in the Q4 2024).

In the Q1 ’25, capital expenditure amounted to €1,819 mln (€1,931 mln in the Q1 ’24) decreasing by 6% y-o-y, in particular:

• in the Exploration & Production, capital expenditure (€1,439 mln) was mainly related to oil&gas development activities in particular in the United Arab Emirates, Indonesia, Egypt, Congo, Libya, Australia, Côte d'Ivoire and Italy;

• in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€144 mln) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€33 mln) were mainly related to biomethane, biorefineries and marketing activity for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe, as well as HSE initiatives;

• in the Refining and Chemical segment mainly related to traditional refining in Italy (€74 mln) relating to the new Livorno biorefinery, maintenance and stay-in-business and in the chemical business (€39 mln) to circular economy and asset integrity;

• in the Corporate and other activities mainly related to the CCUS and agri-business projects (€73 mln).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q4			Q1
2024			2025	2024
66	Italy	(kboe/d)	72	66
240	Rest of Europe		238	269
599	North Africa		527	603
307	Sub-Saharan Africa		322	304
159	Kazakhstan		175	165
215	Rest of Asia		196	205
128	Americas		116	126
2	Australia and Oceania		1	3
1,716	Production of oil and natural gas (a)(b)		1,647	1,741
435	- of which Joint Ventures and associates		431	394
139	Production sold (a)	(mmboe)	133	142

PRODUCTION OF LIQUIDS BY REGION

Q4			Q1
2024			2025	2024
27	Italy	(kbbl/d)	26	28
137	Rest of Europe		140	143
179	North Africa		170	183
172	Sub-Saharan Africa		182	179
105	Kazakhstan		120	114
100	Rest of Asia		93	89
66	Americas		55	61
-	Australia and Oceania		-	-
786	Production of liquids		786	797
234	- of which Joint Ventures and associates		228	215

PRODUCTION OF NATURAL GAS BY REGION

Q4			Q1
2024			2025	2024
206	Italy	(mmcf/d)	239	203
538	Rest of Europe		514	657
2,196	North Africa		1,870	2,200
706	Sub-Saharan Africa		728	651
284	Kazakhstan		285	265
602	Rest of Asia		541	603
320	Americas		320	341
	Australia and Oceania			17
4,862	Production of natural gas		4,502	4,937
1,055	- of which Joint Ventures and associates		1,064	935

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (132 and 125 kboe/d in the first quarter of 2025 and 2024, respectively, and 163 kboe/d in the fourth quarter of 2024).